                         This Exhibit Index is on page 3
    As filed with the Securities and Exchange Commission on October 15, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                    FORM 11-K

                           -------------------------

                              MICROS SYSTEMS, INC.
               (Exact name of issuer as specified in its charter)

(Mark One)

        (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1996.

                   OR

        ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number:  0-9993


                 MARYLAND                                52-1101488
                 --------                                ----------
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

    12000 Baltimore Avenue                                 20705-1291
    Beltsville, Maryland                                   (Zip Code)
    (Address of principal executive offices)

                   MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN
                   -------------------------------------------
                              (Full title of plan)

(Name, address and telephone                  (Copies to:)
number of agent for service)
                                              ANTHONY J. RICKERT, ESQUIRE
A.L. GIANNOPOULOS                             JAY G. COHEN, ESQUIRE
12000 BALTIMORE AVENUE                        PIPER & MARBURY L.L.P.
BELTSVILLE, MARYLAND  20705-1291              36 SOUTH CHARLES STREET
(301) 210-6000                                BALTIMORE, MARYLAND  21201-3018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of Price Waterhouse LLP, independent auditors, dated August 29, 1997.

(b) Exhibits: A consent of Price Waterhouse LLP is being filed as Exhibit 23 to this Report.

                             MICROS SYSTEMS, INC.

                            401(K) RETIREMENT PLAN

           INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION



                                                                                           Page(s)
                                                                                           ----

FINANCIAL STATEMENTS
--------------------

  Report of Independent Accountants.......................................................   1

  Statement of Net Assets Available for Benefits
   with Fund Information..................................................................  2-3

  Statement of Changes in Net Assets Available for Benefits
   with Fund Information..................................................................  4-5

  Notes to Financial Statements........................................................... 6-10


ADDITIONAL INFORMATION*
----------------------

  Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1996........  11

  Schedule II - Schedule of Reportable Transactions - Year Ended December 31, 1996........  12



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                           REPORT OF INDEPENDENT ACCOUNTANTS

August 29, 1997

To the Participants and Administrator of MICROS Systems, Inc. 401(K) Retirement Plan


We were engaged to audit the financial statements of MICROS Systems, Inc. 401(K) Retirement Plan as of December 31, 1996 and 1995 and for the years then ended and the schedules as of and for the year ended December 31, 1996, as listed in the accompanying index. These financial statements and schedules are the responsibility of the plan's management.

As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Merrill Lynch Trust Company, the former trustee of the plan, except for comparing such information with the related information included in the financial statements and schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the former trustee as of and for the years ended December 31, 1996 and 1995 that the information provided to the plan administrator by the former trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the former trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1996


                                                                Participant Directed
                                ----------------------------------------------------------------------------------------
                                Merrill Lynch    Merrill Lynch     Merrill Lynch    Merrill Lynch       Merrill Lynch
                                   Capital        Ready Asset         Phoenix        Basic Value     Federal Securities
                                    Fund             Trust             Fund             Fund                Trust
                                    ----             -----             ----             ----                -----

Assets
   Investments
     Mutual funds                $1,652,342        $ 466,434        $1,686,760         $1,573,975         $344,653
     Equity securities
     Participant notes
                                 ----------        ---------        ----------         ----------         --------
        Total investments         1,652,342          466,434         1,686,760          1,573,975          344,653


Receivables
   Employer's contributions           5,795            2,615             7,414              7,134            1,278
   Participants' contributions       20,546            9,271            26,285             25,294            4,532
                                 ----------        ---------        ----------         ----------         --------
        Total receivables            26,341           11,886            33,699             32,428            5,810
                                 ----------        ---------        ----------         ----------         --------
        Total assets              1,678,683          478,320         1,720,459          1,606,403          350,463

Liabilities
                                 ----------        ---------        ----------         ----------         --------
Net assets available for
  benefits                       $1,678,683        $ 478,320        $1,720,459         $1,606,403         $350,463
                                 ==========        =========        ==========         ==========         ========


                                     Participant Directed
                                -----------------------------
                                  Merrill Lynch        MICROS
                                Global Allocation      Common       Participant
                                      Fund              Stock          Notes            Total
                                      ----              -----          -----            -----

Assets
   Investments
     Mutual funds                    $1,300,133                                        $ 7,024,297
     Equity securities                                $ 306,222                            306,222
     Participant notes                                                $ 380,964            380,964
                                     ----------       ---------       ---------        -----------
        Total investments             1,300,133         306,222         380,964          7,711,483


Receivables
   Employer's contributions               4,702             377                             29,315
   Participants' contributions           16,669           1,337                            103,934
                                     ----------       ---------       ---------        -----------
        Total receivables                21,371           1,714                            133,249
                                     ----------       ---------       ---------        -----------
        Total assets                  1,321,504         307,936         380,964          7,844,732

Liabilities
                                     ----------       ---------       ---------        -----------
Net assets available for
  benefits                           $1,321,504       $ 307,936       $ 380,964        $ 7,844,732
                                     ==========       =========       =========        ===========

   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1995

                                                                         Participant Directed
                                        ---------------------------------------------------------------------------------------
                                        Merrill Lynch     Merrill Lynch    Merrill Lynch     Merrill Lynch     Merrill Lynch
                                           Capital         Ready Asset        Phoenix         Basic Value   Federal Securities
                                            Fund              Trust            Fund              Fund              Trust
                                            ----              -----            ----              ----              -----
Assets
   Investments
     Mutual funds                         $1,213,879        $ 380,890        $1,138,487       $1,036,711         $ 360,071
     Participant notes
                                          ----------        ---------        ----------       ----------         ---------
       Total investments                   1,213,879          380,890         1,138,487        1,036,711           360,071

   Receivables
     Employer's contributions                 45,488           34,814            48,944           43,272            12,917
     Participants' contributions              65,338           28,243            71,618           60,341            16,571
                                          ----------        ---------        ----------       ----------         ---------
       Total receivables                     110,826           63,057           120,562          103,613            29,488
                                          ----------        ---------        ----------       ----------         ---------
       Total assets                        1,324,705          443,947         1,259,049        1,140,324           389,559

Liabilities
                                          ----------        ---------        ----------       ----------         ---------
Net assets available for benefits         $1,324,705        $ 443,947        $1,259,049       $1,140,324         $ 389,559
                                          ==========        =========        ==========       ==========         =========

                                        Participant Directed
                                        --------------------
                                          Merrill Lynch
                                        Global Allocation   Participant
                                              Fund             Notes           Total
                                              ----             -----           -----
Assets
   Investments
     Mutual funds                          $  917,695                        $5,047,733
     Participant notes                                       $ 130,371          130,371
                                           ----------        ---------       ----------
       Total investments                      917,695          130,371        5,178,104

   Receivables
     Employer's contributions                  36,674                           222,109
     Participants' contributions               53,437                           295,548
                                           ----------        ---------       ----------
       Total receivables                       90,111                           517,657
                                           ----------        ---------       ----------
       Total assets                         1,007,806          130,371        5,695,761

Liabilities
                                           ----------        ---------       ----------
Net assets available for benefits          $1,007,806        $ 130,371       $5,695,761
                                           ==========        =========       ==========


   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1996


                                                                          Participant Directed
                                             ------------------------------------------------------------------------------
                                              Merrill Lynch     Merrill Lynch       Merrill Lynch       Merrill Lynch
                                                 Capital         Ready Asset           Phoenix           Basic Value
                                                  Fund              Trust               Fund                Fund
                                                  ----              -----               ----                ----
Additions to net assets attributed to:
   Investment income
     Interest and dividends                    $   156,799        $  23,007           $   180,511          $   97,022
     Net appreciation (depreciation)
       in fair value of investments                 14,400                                 10,986              94,839
                                               -----------        ---------           -----------          ----------
                                                   171,199           23,007               191,497             191,861
   Contributions
     Employer's                                    108,542           69,913                98,396             110,735
     Participants'                                 388,643          146,117               409,814             439,823
                                               -----------        ---------           -----------          ----------
                                                   497,185          216,030               508,210             550,558
                                               -----------        ---------           -----------          ----------
        Total additions                            668,384          239,037               699,707             742,419

Deductions from net assets attributed to:
   Benefits paid to participants                   140,906          177,258               135,780             187,359
                                               -----------        ---------           -----------          ----------
Net increase prior to
 interfund transfers                               527,478           61,779               563,927             555,060
Interfund transfers                               (173,500)         (27,406)             (102,517)            (88,981)
                                               -----------        ---------           -----------          ----------
   Net increase (decrease)                         353,978           34,373               461,410             466,079

Net assets available for benefits
   Beginning of year                             1,324,705          443,947             1,259,049           1,140,324
                                               -----------        ---------           -----------          ----------
   End of year                                 $ 1,678,683        $ 478,320           $ 1,720,459          $1,606,403
                                               ===========        =========           ===========          ==========



                                                                Participant Directed
                                             ------------------------------------------------------
                                                 Merrill Lynch         Merrill Lynch         MICROS
                                              Federal Securities     Global Allocation       Common      Participant
                                                     Trust                 Fund               Stock         Notes        Total
                                                     -----                 ----               -----         -----        -----
Additions to net assets attributed to:
   Investment income
     Interest and dividends                         $  22,752           $  123,614                       $ 13,466      $   617,171
     Net appreciation (depreciation)
       in fair value of investments                    (7,092)              27,434                                         140,567
                                                    ---------           ----------          --------     --------      -----------
                                                       15,660              151,048                         13,466          757,738
   Contributions
     Employer's                                        25,288               81,949             3,463                       498,286
     Participants'                                     66,558              266,501            12,531                     1,729,987
                                                    ---------           ----------          --------     --------      -----------
                                                       91,846              348,450            15,994                     2,228,273
                                                    ---------           ----------          --------     --------      -----------
        Total additions                               107,506              499,498            15,994       13,466        2,986,011

Deductions from net assets attributed to:
   Benefits paid to participants                       75,444              120,293                                         837,040
                                                    ---------           ----------          --------     --------      -----------
Net increase prior to
 interfund transfers                                   32,062              379,205            15,994       13,466        2,148,971
Interfund transfers                                   (71,158)             (65,507)          291,942      237,127
                                                    ---------           ----------          --------     --------      -----------
   Net increase (decrease)                            (39,096)             313,698           307,936      250,593        2,148,971

Net assets available for benefits
   Beginning of year                                  389,559            1,007,806                        130,371        5,695,761
                                                    ---------           ----------          --------     --------      -----------
   End of year                                      $ 350,463           $1,321,504          $307,936     $380,964      $ 7,844,732
                                                    =========           ==========          ========     ========      ===========



   The accompanying notes are an integral part of these financial statements.

                             MICROS SYSTEMS, INC.

                            401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                         YEAR ENDED DECEMBER 31, 1995


                                                                               Participant Directed
                                           ----------------------------------------------------------------------------------------
                                            Merrill Lynch     Merrill Lynch    Merrill Lynch     Merrill Lynch     Merrill Lynch
                                               Capital         Ready Asset        Phoenix         Basic Value   Federal Securities
                                                Fund              Trust            Fund              Fund              Trust
                                                ----              -----            ----              ----              -----
Additions to net assets attributed to:
   Investment income
     Interest and dividends                  $   115,616        $  19,338       $    52,015      $    37,503         $  19,118
     Net appreciation (depreciation)
       in fair value of investments              143,576                            121,363          183,655            23,243
                                             -----------        ---------       -----------      -----------         ---------
                                                 259,192           19,338           173,378          221,158            42,361
     Contributions
       Employer's                                 88,155           51,866            95,815           81,056            24,300
       Participants'                             287,528           99,393           329,051          248,312            66,078
                                             -----------        ---------       -----------      -----------         ---------
                                                 375,683          151,259           424,866          329,368            90,378
                                             -----------        ---------       -----------      -----------         ---------
       Total additions                           634,875          170,597           598,244          550,526           132,739

Deductions from net assets attributed to:
     Benefits paid to participants               125,063           28,373            75,381           58,348            15,587
                                             -----------        ---------       -----------      -----------         ---------
Net increase prior to
  interfund transfers                            509,812          142,224           522,863          492,178           117,152
Interfund transfers                               63,684          (32,710)            6,944           16,901           (12,574)
                                             -----------        ---------       -----------      -----------         ---------
   Net increase                                  573,496          109,514           529,807          509,079           104,578

Net assets available for benefits
   Beginning of year                             751,209          334,433           729,242  *       631,245           284,981  *
                                             -----------        ---------       -----------      -----------         ---------
   End of year                               $ 1,324,705        $ 443,947       $ 1,259,049      $ 1,140,324         $ 389,559
                                             ===========        =========       ===========      ===========         =========


                                           Participant Directed
                                           --------------------
                                              Merrill Lynch
                                            Global Allocation   Participant
                                                  Fund             Notes           Total
                                                  ----             -----           -----
Additions to net assets attributed to:
   Investment income
     Interest and dividends                     $    67,070      $   7,439      $   318,099
     Net appreciation (depreciation)
       in fair value of investments                  98,303                         570,140
                                                -----------      ---------      -----------
                                                    165,373          7,439          888,239
     Contributions
       Employer's                                    73,591                         414,783
       Participants'                                246,456                       1,276,818
                                                -----------      ---------      -----------
                                                    320,047                       1,691,601
                                                -----------      ---------      -----------
       Total additions                              485,420          7,439        2,579,840

Deductions from net assets attributed to:
     Benefits paid to participants                   78,303                         381,055
                                                -----------      ---------      -----------
Net increase prior to
  interfund transfers                               407,117          7,439        2,198,785
Interfund transfers                                 (71,175)        28,930
                                                -----------      ---------      -----------
   Net increase                                     335,942         36,369        2,198,785

Net assets available for benefits
   Beginning of year                                671,864         94,002        3,496,976
                                                -----------      ---------      -----------
   End of year                                  $ 1,007,806      $ 130,371      $ 5,695,761
                                                ===========      =========      ===========



* Beginning of year balances reflect the transfer of the Roger Engemann Equity Fund and the Lord Abbott Fixed Income Fund into the Merrill Lynch Phoenix Fund and Merrill Lynch Federal Securities Trust, respectively. See additional information as disclosed in Note 1.

   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the MICROS Systems, Inc. 401(K) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.    General

The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc. (the Company), covering all full-time employees of the Company who have completed three consecutive months (250 hours) of service. Eligible employees may enroll in the Plan on the first day of the fiscal quarter coincident with meeting eligibility criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.    Contributions

Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($9,500 per taxpayer for the 1996 calendar year and $9,240 for the 1995 calendar year).

The Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each Plan year the Company guarantees a QNEC (Qualified Non-Elective Contribution) of 1% of the annual compensation for all eligible, non-highly compensated employees, regardless of their participation in the Plan. An additional percentage match of the employee's elective deferral may be contributed at the option of the Operations Committee of the Board of Directors.

C.    Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years.

D.    Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. At December 31, 1996, forfeited nonvested accounts totaled $79,160. These amounts may be used to reduce future Company contributions. In 1996, Company contributions were not reduced by these forfeited nonvested accounts.

E.    Investment Options

A participant may invest in one or all of the following funds:

      1. Merrill Lynch Capital Fund. This fund is a Merrill Lynch sponsored mutual fund whose investment objective is to achieve the highest total investment return consistent with prudent risk. Fund management may shift emphasis among equity, debt or convertible securities.

      2. Merrill Lynch Ready Asset Trust. This fund's objective is to maintain a value of one dollar. Purchases are principally made in investments that have a short-term maturity.

      3. Merrill Lynch Phoenix Fund. This fund is designed for investors seeking long-term growth of capital through a diversified portfolio of equity and fixed-income securities that fund management believes are undervalued.

      4. Merrill Lynch Federal Securities Trust. This fund seeks to achieve high current return by investing in securities issued or guaranteed by the U.S. government or U.S. government agencies and enterprises.

      5. Merrill Lynch Basic Value Fund. This fund strives for capital appreciation, then income, by investing in securities, primarily equities, that fund management believes are undervalued.

      6. Merrill Lynch Global Allocation Fund. This fund seeks to achieve the highest investment return consistent with prudent risk through a fully managed investment policy utilizing domestic and foreign equity, debt, and money market instruments.

      7. MICROS Systems, Inc. Common Stock. A new investment option effective July 1, 1996; funds are invested in common stock of MICROS Systems, Inc.

Participants selecting the Merrill Lynch investment options invest in the Class D shares of each of the respective Merrill Lynch funds.

The Roger Engemann Equity Fund and the Lord Abbott Fixed Income Fund were discontinued effective December 31, 1994 and all monies remaining at that date were transferred into the Merrill Lynch Phoenix Fund and Merrill Lynch Federal Securities Trust, respectively, on January 5, 1995.

F.    Payment of Benefits

Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement, death, disability or termination of employment. These benefits will be distributed in a single lump sum payment, or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

G.    Participant Notes

Upon approval by the Plan Trustee/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. These transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustee/Sponsors, and approximate fair value. Interest rates on notes outstanding at December 31, 1996 range from 6.5% to 8.5%. Principal and interest are paid ratably through monthly payroll deductions over a period not extending beyond five years from the date of the note.

H.    Administrative Expenses

The Company pays Merrill Lynch directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A.    Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

B.    Investment Valuation

Investments are stated at fair value based on market prices quoted by Merrill Lynch which represent the net asset value of shares held by the Plan at year-end. Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from investment transactions and unrealized appreciation and depreciation of investments are reported on an average cost basis for financial statement purposes.

C.    Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

D.    Payment of Benefits

Benefits are recorded when paid.


NOTE 3 - VESTED ACCOUNTS OF TERMINATED PARTICIPANTS

The net assets available for benefits at December 31, 1996 and 1995 include $1,000 and $217,077, respectively, in vested accounts of terminated participants. These accounts receive no further allocation of Company contributions.


NOTE 4 - PLAN AMENDMENT

Effective March 17, 1995, the Plan was amended whereby Merrill Lynch Trust Company was appointed as sole Trustee of the Plan and Ronald J. Kolson, Gary C. Kaufman and Judith F. Wilbert, which had been serving as Trustees to the Plan, were relieved of such position, but shall remain as the Plan's Sponsors with full fiduciary powers and responsibilities. In addition, Preferred Benefits Corporation, Plan recordkeeper, was acquired by Merrill Lynch as a result of an asset acquisition occurring November 18, 1995.


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - INFORMATION CERTIFIED BY THE PLAN CUSTODIAN

The financial information pertaining to investments at December 31, 1996 and 1995 and to investment income, contributions and distributions for the years ended December 31, 1996 and 1995 was derived from information certified as being complete and accurate by the Plan's custodian, Merrill Lynch Trust Company.


NOTE 7 - TAX STATUS

The Plan, as amended effective January 1, 1995, is a standardized prototype plan sponsored by Merrill Lynch who has represented that it has received a favorable determination letter from the Internal Revenue Service (IRS). In addition, the Company filed a request for determination with the IRS and received a favorable determination letter dated October 10, 1995. Management has represented that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 8 - SUBSEQUENT EVENT

Effective January 31, 1997, the Plan changed its administrator from Merrill Lynch Trust Company to Emjay Recordkeeping. The Plan also changed its self-directed investment options from a combination of Merrill Lynch mutual funds and MICROS common stock to Legg Mason mutual funds and MICROS common stock.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

                             ADDITIONAL INFORMATION


Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1996


                                                                                                             Current
Identity of Issue                         Description of Investment             Units         Cost            value
-----------------                         -------------------------             -----         ----            -----
Merrill Lynch Mutual Funds:
   Basic Value Fund                   Class D shares, $30.96 per share       50,838.978     $  *          $  1,573,975
   Capital Fund                       Class D shares, $31.02 per share       53,266.990        *             1,652,342
   Federal Securities Trust           Class D shares, $9.58 per share        35,976.286        *               344,653
   Global Allocation Fund             Class D shares, $14.54 per share       89,417.722        *             1,300,133
   Phoenix Fund                       Class D shares, $13.18 per share      127,978.729        *             1,686,760
   Ready Asset Trust                  $1.00 per share                       466,434.000        466,434         466,434
MICROS Common Stock                   $30.75 per share                        9,958.443        *               306,222
                                                                                            ----------    ------------
                                                                                               466,434       7,330,519
                                                                                            ----------    ------------

Participant Notes (6.5% - 8.5%)                                                                380,964         380,964
                                                                                            ----------    ------------
                                                                                            $  847,398    $  7,711,483
                                                                                            ==========    ============



* Information is not readily obtainable from the custodian's ordinary business records.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

                             ADDITIONAL INFORMATION


Schedule II - Schedule of Reportable Transactions - Year ended December 31,
1996*


                                                  Purchases                    Sales
                                                  ---------     ------------------------------------
                                                   Cost of                     Current       Gain/
Identity of issue                                 Purchases        Cost         Value        (Loss)
-----------------                                 ---------        ----         -----        ------

   Merrill Lynch Basic Value Fund               $ 1,785,598    $ 1,237,092   $1,312,376      $ 75,284

   Merrill Lynch Phoenix Fund                     1,947,032      1,362,492     1,423,035       60,543

   Merrill Lynch Capital Fund                     1,928,313      1,443,538     1,455,972       12,434

   Merrill Lynch Global Allocation Fund           1,467,696      1,082,467     1,119,031       36,564

   Merrill Lynch Federal Securities Trust           439,616        413,145       405,425       (7,720)











* Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1996, as defined in
      Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under ERISA.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

FORM 11-K

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN





Date:  October 15, 1997  By:  s/Gary C. Kaufman
                              -----------------
                              Plan Sponsor

MICROS SYSTEMS, INC. 401 (K) RETIREMENT PLAN

FORM 11-K

EXHIBIT INDEX



Exhibit                                                     Page
Number                 Exhibit                              Number
------------------------------------------------------      ---------

23                     Consent of Price Waterhouse LLP      15